Adnan Kharuf Work History

Plans
CEO and Co-Founder
2017 – present

Palo Alto Network
Senior Partner Engineer
June 2020 – present

Petuum
Senior Product Manager
July 2019 – June 2020
Senior Technical Marketing Manager
January 2019 – July 2019